Northport Network Systems Inc.
Suite 4200, 601 Union Street,
Seattle, Wa, 98101
Telephone: (206) 652-3451
Fax: (206) 652-3205

October 27 2010

United States Securities and Exchange Commission
100 F Street N.E. Mail Stop 4561
Washington, DC, 20549

Attention; Mr. David Edgar, Staff Accountant

Re: Northport Network Systems Inc. File No. 000-52728. Form 10-K for the fiscal year ended December 31, 2009 and filed April 15, 2010; and also our Form 8-K filed June 21, 2010

Dear Sir;

In reply to your October 8, 2010 letter regarding our Form 10-K filed on April 15, 2010 and also our Form 8-K filing of June 21, 2010, we apologize for the delay in response to the letter but we were unaware of the letter until last week. That is our error and responsibility and our internal communication issue has now been resolved. Regarding the letter, we comment as follows:

     Form 10-K for the Fiscal year ended December 31, 2009

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures , page 39

Item 1. Evaluation of Disclosure Controls and Procedures

Your letter of October 8, 2010 stated that our disclosure on page 39 provided an incomplete definition of disclosure controls and procedures. Your letter commented on what we had disclosed on page 39 and requested that, if true, we revise the disclosure to clarify what our disclosure controls and procedures also include. You specifically referred us to the Exchange Act Rule 13a-15(e).

We have reviewed the relevant rule of the Act and your comments and , subject to any other comments you may have, will amend the disclosure on page 39 to the following wording in which we have highlighted the amended section —

“The Company, under the supervision and with the participation of its management, has evaluated the effectiveness of the design and operation of the Company's “disclosure controls and procedures,” as such term is defined in Rules 13a-15(e) under the Exchange Act, as of this annual report. Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by our Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Our disclosure controls and procedures also include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in reports that we file or sunmit under the Exchange Act is accumulated and communicated to the Company’s management, including the Company’s principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. “

Item 2.

Your letter of October 8, 2010 requested that we revise our disclosure to state, in clear and unqualified language, the conclusions reached by our chief executive officer and our chief financial officer regarding the effectiveness of our disclosure controls and procedures as of December 31, 2009. We have accordingly reviewed the disclosure on page 39 and propose to amend the disclosure to the following, in which we have highlighted the amended sections ;

“Our management has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009 (under the supervision and with the participation of our Chief Executive Officer, our Northport Chief Financial Officer and the Dalian Beigang Chief Financial Officer), pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended. The evaluation included analysis of systems and procedures for all of Dalian Beigang operations including those of Ling Xiao. Based on this evaluation, our Company’s Chief Executive Officer, our Northport Chief Financial Officer and our Dalian Beigang Chief Financial Officer identified no material weakness in our Company’s disclosure controls and procedures as of December 31, 2009. The Company’s chief executive officer and chief financial officer both state that the disclosure controls and procedures as at December 31, 2009 were effective and they concluded that the financial statements included in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with GAAP.

Item 3 Management’s Report on Assessment of Internal Control Over Financial Reporting, page 40

In your letter of October 8, 2010, you stated that it did not appear that management had completed its assessment of internal control over financial reporting as of December 31, 2009. Since we are required to file an annual report for the prior fiscal year, we intend to amend the Form 10-K page 40 to add the annual report as requested which is as follows:

Management’s Annual Report on Internal Control over Financial Reporting

     Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.

     Based on this assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2009.

Attestation Report of the Independent Registered Public Accounting Firm

In its audit of the Company’s financial statements as at December 31, 2009, our auditor, Baker Tilly Hong Kong Limited stated in its audit cover letter that;

“We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits of the financial statements provide a reasonable basis for our opinion. “

Changes in Internal Control Over Financial Reporting

     There were no changes in the Company’s internal controls over financial reporting that occurred during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Item 4 Exhibits 31.1 and 31.2

Your letter of October 8, 2010 stated that our certification pages did not include all the required disclosures pertaining to internal control over financial reporting You specifically requested that we revise the certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) as specified in Item 601(b)(31)(i) of Regulation S-K. You also requested that we revise our certifications for Form 10Qs filed by the Company. You also cited our reference to the company as a small business issuer.

Upon review of your comments and our disclosure in our April filing, we propose to amend the two certification in the form 10-K as follows (we have highlighted the amended sections);

I, Jim Howell Qian, certify that:

1.	I have reviewed this annual report on Form 10-K of Northport Network Systems, Inc.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

(b)Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles ;and

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting.

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions);

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

I, James Wang, certify that:

1.	I have reviewed this annual report on Form 10-K of Northport Network Systems, Inc.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4

The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

(b)Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles ;and

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions);

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

     Form 8-K filed June 21, 2010

Item 9.01 Financial Statements and Exhibits

Item 5.

We have requested that our auditor review his original advice and recommendations to us and reply to us on this item. As of October 27, 2010, we have still not received his comments so have forwarded all remaining comments to you now and will follow up when we have received the comments on this item.

General

In our response to your comments, you have asked us to provide a written statement from us acknowledging the following items and we so specifically state as you requested:

-Northport Network Systems Inc. is responsible for the adequacy and accuracy of the disclosure in any and all filings including the Form 10-K filing of April 15, 2010 and our Form 8-K filing of June 21, 2010;

-SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K filing of April 15, 2010 and the Form 8-K filing of June 21, 2010;

and

-Northport Network Systems Inc. may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that these comments are acceptable to the Commission. As stated above, as soon as we have received the comments on Item 5, we will forward them immediately. If you deem the amendments as acceptable, please advise if you wish us to re-file the entire Form 10K and 10Q documents or file the amended sections and pages only.

Yours truly;

/s/ Jim H. Qian
Jim H. Qian, CFO and Director
Northport Network Systems Inc.